                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. ___)


                               Gardenburger, Inc.
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                   365476 10 0
                                 (CUSIP Number)

                              Alexander P. Coleman
                                 75 Wall Street
                               New York, NY 10005
                                  212-429-2100
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    COPY TO:
                                 Eunu Chun, Esq.
                                Kirkland & Ellis
                                Citigroup Center
                              153 East 53rd Street
                             New York, NY 10022-4675

                                January 10, 2002
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


                               Page 1 of 19 Pages

CUSIP No. 365476 10 0              13D                       Page 2 of 19 Pages


                  [Repeat following page as necessary]
------------------------------------------------------------------------------
 1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Dresdner Kleinwort Benson Private Equity Partners LP      13-3949246
------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [ ]
                                                                   (b) [X]
------------------------------------------------------------------------------
 3       SEC USE ONLY

------------------------------------------------------------------------------
 4       SOURCE OF FUNDS*
         OO
------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                             [ ]

------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
------------------------------------------------------------------------------
             NUMBER OF           7      SOLE VOTING POWER
              SHARES                    None
                                 ---------------------------------------------
           BENEFICIALLY          8      SHARED VOTING POWER
             OWNED BY                   2,445,574
                                 ---------------------------------------------
               EACH              9      SOLE DISPOSITIVE POWER
             REPORTING                   None
                                 ---------------------------------------------
              PERSON             10     SHARED DISPOSITIVE POWER
               WITH                     2,445,574
------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,445,574
------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                        [ ]

------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         21.7%
------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         PN
------------------------------------------------------------------------------

* SEE INSTRUCTIONS

CUSIP No. 365476 10 0              13D                       Page 3 of 19 Pages


                  [Repeat following page as necessary]
------------------------------------------------------------------------------
 1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Dresdner Kleinwort Capital  LLC
------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [ ]
                                                                   (b) [X]
------------------------------------------------------------------------------
 3       SEC USE ONLY

------------------------------------------------------------------------------
 4       SOURCE OF FUNDS*
         OO
------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                             [ ]

------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
------------------------------------------------------------------------------
             NUMBER OF           7      SOLE VOTING POWER
              SHARES                    None
                                 ---------------------------------------------
           BENEFICIALLY          8      SHARED VOTING POWER
             OWNED BY                   2,445,574
                                 ---------------------------------------------
               EACH              9      SOLE DISPOSITIVE POWER
             REPORTING                   None
                                 ---------------------------------------------
              PERSON             10     SHARED DISPOSITIVE POWER
               WITH                     2,445,574
------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,445,574
------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                        [ ]

------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         21.7%
------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         OO
------------------------------------------------------------------------------

* SEE INSTRUCTIONS

CUSIP No. 365476 10 0              13D                       Page 4 of 19 Pages


                  [Repeat following page as necessary]
------------------------------------------------------------------------------
 1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Kleinwort Benson (USA) Inc.
------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [ ]
                                                                   (b) [X]
------------------------------------------------------------------------------
 3       SEC USE ONLY

------------------------------------------------------------------------------
 4       SOURCE OF FUNDS*
         OO
------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                             [ ]

------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
------------------------------------------------------------------------------
             NUMBER OF           7      SOLE VOTING POWER
              SHARES                    None
                                 ---------------------------------------------
           BENEFICIALLY          8      SHARED VOTING POWER
             OWNED BY                   2,445,574
                                 ---------------------------------------------
               EACH              9      SOLE DISPOSITIVE POWER
             REPORTING                   None
                                 ---------------------------------------------
              PERSON             10     SHARED DISPOSITIVE POWER
               WITH                     2,445,574
------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,445,574
------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                        [ ]

------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         21.7%
------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         CO
------------------------------------------------------------------------------

* SEE INSTRUCTIONS

CUSIP No. 365476 10 0              13D                       Page 5 of 19 Pages


                  [Repeat following page as necessary]
------------------------------------------------------------------------------
 1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Dresdner Kleinwort Holdings Inc.
------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [ ]
                                                                   (b) [X]
------------------------------------------------------------------------------
 3       SEC USE ONLY

------------------------------------------------------------------------------
 4       SOURCE OF FUNDS*
         OO
------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                             [ ]

------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
------------------------------------------------------------------------------
             NUMBER OF           7      SOLE VOTING POWER
              SHARES                    None
                                 ---------------------------------------------
           BENEFICIALLY          8      SHARED VOTING POWER
             OWNED BY                   2,445,574
                                 ---------------------------------------------
               EACH              9      SOLE DISPOSITIVE POWER
             REPORTING                   None
                                 ---------------------------------------------
              PERSON             10     SHARED DISPOSITIVE POWER
               WITH                     2,445,574
------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,445,574
------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                        [ ]

------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         21.7%
------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         CO, HC
------------------------------------------------------------------------------

* SEE INSTRUCTIONS

CUSIP No. 365476 10 0              13D                       Page 6 of 19 Pages


                  [Repeat following page as necessary]
------------------------------------------------------------------------------
 1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Inveresk Stockholders Ltd.
------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [ ]
                                                                   (b) [X]
------------------------------------------------------------------------------
 3       SEC USE ONLY

------------------------------------------------------------------------------
 4       SOURCE OF FUNDS*
         OO
------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                             [ ]

------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION
         United Kingdom - Scotland
------------------------------------------------------------------------------
             NUMBER OF           7      SOLE VOTING POWER
              SHARES                    None
                                 ---------------------------------------------
           BENEFICIALLY          8      SHARED VOTING POWER
             OWNED BY                   2,445,574
                                 ---------------------------------------------
               EACH              9      SOLE DISPOSITIVE POWER
             REPORTING                   None
                                 ---------------------------------------------
              PERSON             10     SHARED DISPOSITIVE POWER
               WITH                     2,445,574
------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,445,574
------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                        [ ]

------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         21.7%
------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         OO, HC
------------------------------------------------------------------------------

* SEE INSTRUCTIONS

CUSIP No. 365476 10 0              13D                       Page 7 of 19 Pages


                  [Repeat following page as necessary]
------------------------------------------------------------------------------
 1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Dresdner Kleinwort Wasserstein Limited
------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [ ]
                                                                   (b) [X]
------------------------------------------------------------------------------
 3       SEC USE ONLY

------------------------------------------------------------------------------
 4       SOURCE OF FUNDS*
         OO
------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                             [ ]

------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION
         United Kingdom - England and Wales
------------------------------------------------------------------------------
             NUMBER OF           7      SOLE VOTING POWER
              SHARES                    None
                                 ---------------------------------------------
           BENEFICIALLY          8      SHARED VOTING POWER
             OWNED BY                   2,445,574
                                 ---------------------------------------------
               EACH              9      SOLE DISPOSITIVE POWER
             REPORTING                   None
                                 ---------------------------------------------
              PERSON             10     SHARED DISPOSITIVE POWER
               WITH                     2,445,574
------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,445,574
------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                        [ ]

------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         21.7%
------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         HC
------------------------------------------------------------------------------

* SEE INSTRUCTIONS

CUSIP No. 365476 10 0              13D                       Page 8 of 19 Pages


                  [Repeat following page as necessary]
------------------------------------------------------------------------------
 1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Dresdner Kleinwort Wasserstein Group Limited
------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [ ]
                                                                   (b) [X]
------------------------------------------------------------------------------
 3       SEC USE ONLY

------------------------------------------------------------------------------
 4       SOURCE OF FUNDS*
         OO
------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                             [ ]

------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION
         United Kingdom - England and Wales
------------------------------------------------------------------------------
             NUMBER OF           7      SOLE VOTING POWER
              SHARES                    None
                                 ---------------------------------------------
           BENEFICIALLY          8      SHARED VOTING POWER
             OWNED BY                   2,445,574
                                 ---------------------------------------------
               EACH              9      SOLE DISPOSITIVE POWER
             REPORTING                   None
                                 ---------------------------------------------
              PERSON             10     SHARED DISPOSITIVE POWER
               WITH                     2,445,574
------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,445,574
------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                        [ ]

------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         21.7%
------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         OO, HC
------------------------------------------------------------------------------

* SEE INSTRUCTIONS

CUSIP No. 365476 10 0              13D                       Page 9 of 19 Pages


                  [Repeat following page as necessary]
------------------------------------------------------------------------------
 1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Dresdner Investments (UK) Limited
------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [ ]
                                                                   (b) [X]
------------------------------------------------------------------------------
 3       SEC USE ONLY

------------------------------------------------------------------------------
 4       SOURCE OF FUNDS*
         OO
------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                             [ ]

------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION
         United Kingdom - England and Wales
------------------------------------------------------------------------------
             NUMBER OF           7      SOLE VOTING POWER
              SHARES                    None
                                 ---------------------------------------------
           BENEFICIALLY          8      SHARED VOTING POWER
             OWNED BY                   2,445,574
                                 ---------------------------------------------
               EACH              9      SOLE DISPOSITIVE POWER
             REPORTING                   None
                                 ---------------------------------------------
              PERSON             10     SHARED DISPOSITIVE POWER
               WITH                     2,445,574
------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,445,574
------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                        [ ]

------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         21.7%
------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         OO, HC
------------------------------------------------------------------------------

* SEE INSTRUCTIONS

CUSIP No. 365476 10 0              13D                      Page 10 of 19 Pages


                  [Repeat following page as necessary]
------------------------------------------------------------------------------
 1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Zenon Beteiligungsgesellschaft mbH
------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [ ]
                                                                   (b) [X]
------------------------------------------------------------------------------
 3       SEC USE ONLY

------------------------------------------------------------------------------
 4       SOURCE OF FUNDS*
         OO
------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                             [ ]

------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION
         Germany
------------------------------------------------------------------------------
             NUMBER OF           7      SOLE VOTING POWER
              SHARES                    None
                                 ---------------------------------------------
           BENEFICIALLY          8      SHARED VOTING POWER
             OWNED BY                   2,445,574
                                 ---------------------------------------------
               EACH              9      SOLE DISPOSITIVE POWER
             REPORTING                   None
                                 ---------------------------------------------
              PERSON             10     SHARED DISPOSITIVE POWER
               WITH                     2,445,574
------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,445,574
------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                        [ ]

------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         21.7%
------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         OO, HC
------------------------------------------------------------------------------

* SEE INSTRUCTIONS

CUSIP No. 365476 10 0              13D                      Page 11 of 19 Pages


                  [Repeat following page as necessary]
------------------------------------------------------------------------------
 1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Dresdner Bank AG
------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [ ]
                                                                   (b) [X]
------------------------------------------------------------------------------
 3       SEC USE ONLY

------------------------------------------------------------------------------
 4       SOURCE OF FUNDS*
         OO
------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                             [ ]

------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION
         Germany
------------------------------------------------------------------------------
             NUMBER OF           7      SOLE VOTING POWER
              SHARES                    None
                                 ---------------------------------------------
           BENEFICIALLY          8      SHARED VOTING POWER
             OWNED BY                   2,445,574
                                 ---------------------------------------------
               EACH              9      SOLE DISPOSITIVE POWER
             REPORTING                   None
                                 ---------------------------------------------
              PERSON             10     SHARED DISPOSITIVE POWER
               WITH                     2,445,574
------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,445,574
------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                        [ ]

------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         21.7%
------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         OO, BK, BD
------------------------------------------------------------------------------

* SEE INSTRUCTIONS

CUSIP No. 365476 10 0              13D                      Page 12 of 19 Pages


                  [Repeat following page as necessary]
------------------------------------------------------------------------------
 1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Allianz AG
------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [ ]
                                                                   (b) [X]
------------------------------------------------------------------------------
 3       SEC USE ONLY

------------------------------------------------------------------------------
 4       SOURCE OF FUNDS*
         OO
------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                             [ ]

------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION
         Germany
------------------------------------------------------------------------------
             NUMBER OF           7      SOLE VOTING POWER
              SHARES                    None
                                 ---------------------------------------------
           BENEFICIALLY          8      SHARED VOTING POWER
             OWNED BY                   2,445,574
                                 ---------------------------------------------
               EACH              9      SOLE DISPOSITIVE POWER
             REPORTING                   None
                                 ---------------------------------------------
              PERSON             10     SHARED DISPOSITIVE POWER
               WITH                     2,445,574
------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,445,574
------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                        [ ]

------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         21.7%
------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         OO, HC
------------------------------------------------------------------------------

* SEE INSTRUCTIONS

           ITEM 1.  SECURITY AND ISSUER.

           The class of equity security to which this statement relates is the common stock, no par value per share (the "Common Stock"), of Gardenburger, Inc., an Oregon corporation (the "Issuer"). The name and address of the principal executive offices of the Issuer are 1411 S.W. Morrison Street, Portland Oregon, 07205.

           ITEM 2.  IDENTITY AND BACKGROUND.

           This statement is being filed by Dresdner Kleinwort Benson Private Equity Partners LP ("DKBPEP") and by each of the entities listed on Schedule A attached hereto (collectively, the "Reporting Persons") pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

           (a)-(c) and (f) DKBPEP is principally engaged in the business of making private equity investments in the United States. DKBPEP is a Delaware limited partnership. The address of the principal business office of DKBPEP is 75 Wall Street, New York, NY 10005. Dresdner Kleinwort Capital LLC ("Dresdner LLC") is a Delaware limited liability company. Dresdner LLC is the sole general partner of DKBPEP and its principal office is located at the same address as DKBPEP.

           Dresdner LLC as General Partner of DKBPEP has the power to direct the affairs of DKBPEP.

           Kleinwort Benson (USA) Inc., a Delaware corporation, whose principal office is located at the same address as DKBPEP, owns 90% of the membership interests of Dresdner LLC.

           Kleinwort Benson (USA) Inc. is a wholly-owned subsidiary of Dresdner Kleinwort Holdings Inc., a Delaware corporation, whose principal office is located at the same address as DKBPEP.

           Dresdner Kleinwort Holdings Inc. is a wholly-owned subsidiary of Inveresk Stockholders Ltd. ("Inveresk"), a United Kingdom corporation, whose principal office is located at 20 Fenchurch Street, London EC3P 3DB.

           Inveresk is a wholly-owned subsidiary of Dresdner Kleinwort Wasserstein Limited, a United Kingdom corporation, whose address is the same as that of Inveresk. Dresdner Kleinwort Wasserstein Limited is wholly-owned by Dresdner Kleinwort Wasserstein Group Limited which is wholly-owned by Dresdner Investments (UK) Limited, each of which is a United Kingdom corporation and whose principal office is located at the same address as Inveresk. Dresdner Investments (UK) Limited is wholly owned by Zenon Beteiligungsgesellschaft mbH ("Zenon"), a German corporation with its principal offices located at Juergen-Ponto-Platz 1, D-60301 Frankfurt am Main, Germany. Zenon is wholly-owned by Dresdner Bank AG, a German corporation with its principal office at the same address as Zenon. Dresdner Bank AG is owned by Allianz AG, a German publicly traded corporation with its principal office at Koeniginstrasse 28, D-80802, Muenchen, Germany.

           Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments and citizenship of each director and executive officer of each of the companies described above. Insofar as the requirements of Items 3-6 inclusive of this
Schedule 13D Statement require that, in addition to DKBPEP, the information called for therein should be given with respect to each of the persons listed in this Item 2, including the directors and executive officers thereof, the information provided in Items 3-6 with respect to DKBPEP should also be considered fully responsive with respect to the aforementioned persons who have no separate interests in the Issuer's Common Stock which is required to be reported thereunder. The Reporting Persons may be deemed to be members of a group within the meaning of Section 13(d)(3) of the Exchange Act, with Paul F. Wenner, the Chief Creative Officer and a Director of the Issuer, and Lyle G. Hubbard, a former President, Chief Executive Officer and Director of the Issuer pursuant to the Note Purchase Agreement described in Item 6 of this Schedule 13D. The Reporting Persons disclaim beneficial ownership of any securities issued by the Issuer (including the Common Stock) which are owned by Paul F. Wenner and/or Lyle G. Hubbard. The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are beneficial owners of securities issued by the Issuer (including the Common Stock) beneficially owned by Paul F. Wenner and/or Lyle G. Hubbard or that the Reporting Persons and any of Paul F. Wenner or Lyle G. Hubbard constitute such a person or group.

           (d)-(e) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, and of the persons listed on Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

           ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           DKBPEP acquired beneficial ownership of the securities that are the subject of this filing in the ordinary course of business. DKBPEP's agreement to enter into the Second Amendment (defined below) providing for the extension of the maturity date for the Convertible Note (defined below) provided the consideration for DKBPEP's Warrant (defined below) to acquire additional equity securities of the Issuer.

           Description of the Transactions:

           On January 10, 2002, the Issuer closed an $8 million term loan and a $7 million line of credit facility pursuant to a Revolving Credit and Term Loan Agreement with CapitalSource Finance LLC in order to refinance its operating leases of the equipment used at its Clearfield, Utah, production facility and to refinance its bank revolving credit facility. The term loan bears interest at an annual rate of prime plus 4.50 percent, but not less than 10 percent. The term loan and line of credit will each expire on December 15, 2004.

           In connection with the refinancing, the Issuer entered into a Second Amendment to Note Purchase Agreement (the "Second Amendment") with DKBPEP dated as of January 10, 2002, which provided for the extension of the maturity date of the convertible note issued to DKBPEP (the "Convertible Note") from April 1, 2003 to March 31, 2005. In order to obtain the extension from DKBPEP, the Issuer agreed to increase the interest rate on the Convertible Note from 7 to 10 percent, to pay a 20 percent premium on the principal plus accrued but unpaid interest at repayment or maturity of the note, and to issue to DKBPEP a warrant (the "Warrant") with a ten-year term to purchase 557,981 shares of Common Stock at a price of $0.28 per share, subject to anti-dilution adjustments. At January 10, 2002, the principal amount of the Convertible Note outstanding was $17,364,375. The Convertible Note is immediately convertible (following applicable notice to the Issuer and subject to applicable regulatory approvals) into 1,709,092 shares of Common Stock at a conversion price (which is subject to adjustment from time to time) of $10.16 per share of Common Stock. Interest on the Convertible Note accrues at the rate of 10% per annum, payable each March 31 and September 30.

           The information set forth in Item 4 of this Schedule 13D is hereby incorporated herein by reference.

           ITEM 4. PURPOSE OF TRANSACTION.

           The acquisition of the Issuer's securities has been made by DKBPEP for investment purposes. Although DKBPEP has no present intention to do so, DKBPEP may make additional purchases of securities either in the open market or in privately negotiated transactions, including transactions with the Issuer, depending on an evaluation of the Issuer's business prospects and financial condition, the market for the Common Stock, other available investment opportunities, money and stock market conditions and other future developments. In addition, DKBPEP may acquire beneficial ownership of additional securities as described in Item 3 above. Depending on those factors, DKBPEP may decide to sell all or part of its holdings of the Issuer's securities in one or more public or private transactions.

           Except as set forth in the preceding paragraphs, as of the date hereof, the Reporting Persons do not have any plan or proposal that relates to or would result in:

           (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

           (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

           (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

           (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

           (e) Any material change in the present capitalization or dividend policy of the Issuer;

           (f) Any other material change in the Issuer's business or corporate structure;

           (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

           (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

           (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
                      Section 12(g)(4) of the Act; or

           (j)        Any action similar to any of those enumerated above.

Notwithstanding the foregoing, the Reporting Persons reserve the right to effect any such actions as any of them may deem necessary or appropriate in the future.

           The information set forth in Item 3 of this Schedule 13D is hereby incorporated herein by reference.

           ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

           (a) As of the date hereof, DKBPEP currently owns 178,501 shares of Common Stock of the Issuer, which was issued to DKBPEP in lieu of interest payments on the Convertible Note. Upon conversion of the Convertible Note and exercise of the Warrant, as of the date hereof, DKBPEP would acquire an additional 2,267,073 shares of Common Stock. Consequently, the Reporting Persons may be deemed to beneficially own 2,445,574 shares of Common Stock, or approximately 21.7% of the Common Stock outstanding.

           (b) Assuming full exercise and conversion, as appropriate, of the securities issued to DKBPEP under the Warrant and Convertible Note, DKBPEP and the Reporting Persons may be deemed to have shared voting and dispositive power with respect to the Common Stock acquired upon such exercise and/or conversion.

           (c) Pursuant to Section 2 of the Convertible Senior Subordinated Note, dated March 27, 1998 (see Exhibit 11), DKBPEP received shares of Common Stock from time to time, in lieu of cash interest due on the Convertible Note as follows: 40,974 shares on September 30, 1998, 9,997 shares on December 28, 1998, 51,980 on April 9, 1999, and 75,550
                      shares on April 3, 2000. Except for the transactions described herein, there have been no other transactions in the securities of the Issuer effected by the Reporting Persons in the last 60 days.

           (d) Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock of the Issuer reported by this statement.

           (e)        Inapplicable.


           ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           Paragraph 2L of the Note Purchase Agreement dated March 27, 1998 (as amended) provides that with respect to the Board of Directors of the Issuer, so long as any Convertible Note (as defined in the Note Purchase Agreement) or Underlying Common Stock (as defined in the Note Purchase Agreement) remains outstanding, Paul F. Wenner, Lyle G. Hubbard, each Registered Holder of the Convertible Note and each holder of Underlying Common Stock (collectively, the "Securityholders") shall vote all voting securities of the Issuer over which such Securityholder has voting control, and the Issuer shall take all necessary and desirable actions within its control (including, without limitation, calling special board and shareholder meetings), so that: (a) an individual designated by the holders of record of a majority of the Underlying Common Stock is elected as a member of the Board (the "Designated Director") (the

Designated Director currently is Alexander P. Coleman, a Managing Investment Partner of Dresdner LLC); provided that if the Designated Director is not an employee of the DKBPEP or any of its affiliates, then such individual must be reasonably acceptable to a majority of the then directors of the Issuer and (b) in the event that any Designated Director for any reason ceases to serve as a member of the Board during such Designated Director's term of office, the resulting vacancy on the Board shall be filled by a director designated in accordance with clause (a) above.

           In addition, Paragraph 2L of the Note Purchase Agreement provides that, so long as any Convertible Note or Underlying Common Stock remains outstanding, if at any time a Designated Director is not a member of the Board, then holders of a majority of the Underlying Common Stock shall appoint a representative of DKBPEP as an observer.

           The Reporting Persons may be deemed to be members of a group within the meaning of Section 13(d)(3) of the Exchange Act, with Paul F. Wenner, the Chief Creative Officer and a Director of the Issuer, and Lyle G. Hubbard, a former President, Chief Executive Officer and Director of the Issuer pursuant to the Note Purchase Agreement. The Reporting Persons disclaim beneficial ownership of any securities issued by the Issuer (including Common Stock) which are owned by Paul F. Wenner and/or Lyle G. Hubbard. The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are beneficial owners of securities issued by the Issuer (including the Common Stock) beneficially owned by Paul F. Wenner and/or Lyle G. Hubbard or that the Reporting Persons and any of Paul F. Wenner or Lyle G. Hubbard constitute such a person or group.

           Except for the agreements described above or in response to Items 3 and 4 of this Schedule 13D, which are hereby incorporated herein by reference, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 of this Schedule 13D, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

           ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

           Exhibit 1-- Schedule 13D Joint Filing Agreement, dated February 11, 2002, by and among the Reporting Persons.

           Exhibit 2 --    Articles of Amendment to the Restated Articles of
                           Incorporation of Gardenburger, Inc. (the "Issuer"), including the Determinations of Terms of Series C
                           Convertible Preferred Stock and Series D Convertible
                           Preferred Stock, filed January 9, 2002 filed as
                           Exhibit 3.1 to the Issuer's Current Report on Form
                           8-K dated January 10, 2002, is hereby incorporated by reference herein.

           Exhibit 3 --    Revolving Credit and Term Loan Agreement dated as of
                           January 10, 2002, between the Company, Capital Source
                           Finance LLC, as administrative agent and collateral agent for Lenders, and the Lenders filed as Exhibit
                           10.1 to the Issuer's Current Report on Form 8-K dated
                           January 10, 2002, is hereby incorporated by reference herein.

           Exhibit 4 --    Second Amendment dated as of January 10, 2002, to the
                           Note Purchase Agreement, dated as of March 27, 1998, between DKBPEP and the Issuer filed as Exhibit 10.2 to the Issuer's Current Report on Form 8-K dated
                           January 10, 2002, is hereby incorporated by reference herein.

           Exhibit 5-- Amended and Restated Convertible Senior Subordinated Note dated January 10, 2002, issued by the Issuer to DKBPEP filed as Exhibit 10.3 to the Issuer's Current Report on Form 8-K dated January 10, 2002, is hereby incorporated by reference herein.

           Exhibit 6-- Warrant Agreement dated as of January 10, 2002, between DKBPEP, and the Issuer filed as Exhibit 10.4 to the Issuer's Current Report on Form 8-K dated January 10, 2002, is hereby incorporated by reference herein.

           Exhibit 7-- Form of Warrant issued to DKBPEP and holders of the Issuer's preferred stock filed as Exhibit 10.5 to the Issuer's Current Report on Form 8-K dated January 10, 2002, is hereby incorporated by reference herein.

           Exhibit 8-- First Amendment dated January 10, 2002, to Registration Rights Agreement dated as of March 27, 1998, between DKBPEP and the Issuer filed as Exhibit
                           10.6 to the Issuer's Current Report on Form 8-K dated January 10, 2002, is hereby incorporated by reference herein.

           Exhibit 9-- Registration Rights Agreement dated as of January 10, 2002, by and among the Issuer and the holders of its preferred stock filed as Exhibit 10.8 to the Issuer's Current Report on Form 8-K dated January 10, 2002, is hereby incorporated by reference herein.

           Exhibit 10-- Note Purchase Agreement dated as of March 27, 1998, between Gardenburger, Inc. and Dresdner Kleinwort Benson Private Equity Partners LP filed as Exhibit
                           10.4 to the Issuer's Current Report on Form 10-Q for the quarterly period ended March 31, 1998, is hereby incorporated by reference herein.

           Exhibit 11-- Senior Subordinated Convertible Note, dated as of March 27, 1998, between Gardenburger, Inc. and Dresdner Kleinwort Benson Private Equity Partners LP filed as Exhibit 10.5 to the Issuer's Current Report on Form 10-Q for the quarterly period ended March 31, 1998, is hereby incorporated by reference herein.

           Exhibit 12-- First Amendment dated December 30, 1999 to Note Purchase Agreement dated March 27, 1998 between Dresdner Kleinwort Benson Private Equity Partners LP and Gardenburger, Inc. filed as Exhibit 10.2 to the Issuer's Current Report on Form 10-Q for the quarterly period ended December 31, 1999, is hereby incorporated by reference herein.

                                   SIGNATURES

           After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2002


DRESDNER KLEINWORT BENSON
PRIVATE EQUITY PARTNERS LP
By: Dresdner Kleinwort Capital LLC
Its: General Partner

By:  /s/ Richard Wolf                  By:  /s/ Alexander P. Coleman
    -----------------------------          -------------------------
Name: Richard Wolf                     Name: Alexander P. Coleman
Title:  Managing Partner               Title: Managing Partner

DRESDNER KLEINWORT CAPITAL LLC

By:  /s/ Richard Wolf                  By: /s/ Alexander P. Coleman
    -----------------------------         ---------------------------
Name: Richard Wolf                     Name:  Alexander P. Coleman
Title: Managing Partner                Title: Managing Partner

KLEINWORT BENSON (USA) INC.

By:  /s/ Christopher Wright            By:  /s/ John Walker
    -----------------------------          --------------------------
Name: Christopher Wright               Name: John Walker
Title: Managing Partner                Title: Managing Partner

DRESDNER KLEINWORT HOLDINGS INC.

By:  /s/ Christopher Wright            By:  /s/ John Walker
    ----------------------------          --------------------------
Name: Christopher Wright               Name: John Walker
Title: Managing Partner                Title: Managing Partner

INVERESK STOCKHOLDERS LTD.

By:  /s/ P.L. Longcroft
    -------------------
Name: P.L. Longcroft
Title: Director

DRESDNER KLEINWORT
WASSERSTEIN LIMITED

By:  /s/ P.L. Longcroft                               By:  /s/ S.J. Lowe
    -----------------------------------------             ---------------------
Name: P.L. Longcroft                                  Name: S.J. Lowe
Title: Secretary                                      Title: Director

DRESDNER KLEINWORT WASSERSTEIN
GROUP LIMITED

By:  /s/ P.L. Longcroft                               By:  /s/ S.J. Lowe
    ------------------------------------------            ---------------------
Name: P.L. Longcroft                                  Name: S.J. Lowe
Title: Director/Secretary                             Title: Director

DRESDNER INVESTMENTS (UK) LIMITED

By:  /s/ S.J. Lowe
    ------------------------------------------
Name: S.J. Lowe
Title: Director/Secretary

ZENON BETEILIGUNGSGESELLSCHAFT MBH

By:  /s/ Wolfgang Kolb                                By:  /s/ Edgar Pirscher
    ----------------------------------------              -------------------
Name: Wolfgang Kolb                                   Name: Edgar Pirscher
Title: Managing Director                              Title: Manager

DRESDNER BANK AG

By:  /s/ Gert Juergen Mueller                         By:  /s/ Horst Oechsler
    ---------------------------------------               -------------------
Name:  Gert Juergen Mueller                           Name: Horst Oechsler
Title: General Manager                                Title: Managing Director

ALLIANZ AG

By:  /s/ Dr. Peter Hemeling                           By:  /s/ Matthias Seewald
    ----------------------------------------              ---------------------
Name: Dr. Peter Hemeling                              Name: Matthias Seewald
Title: Prokurist                                      Title: Prokurist